April 8, 2019

Benjamin S. Miller
Chief Executive Officer
Fundrise Income eREIT 2019, LLC
1601 Connecticut Avenue NW
Suite 300
Washington, DC 20009

       Re: Fundrise Income eREIT 2019, LLC
           Offering Statement on Form 1-A
           Filed March 11, 2019
           File No. 024-10969

Dear Mr. Miller:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Cover Page

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.
2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for
 Benjamin S. Miller
FirstName LastNameBenjaminLLC
Fundrise Income eREIT 2019, S. Miller
Comapany NameFundrise Income eREIT 2019, LLC
April 8, 2019
April 2 2019 Page 2
Page 8,
FirstName LastName
         example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust
         II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of
         Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.
3. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated
         October 22, 2007.
4. Please provide us, on a supplemental basis, with your template for future NAV disclosures.
Questions and Answers about this Offering
What is the purchase price for your common shares?, page 5

5. We note your disclosure that purchases will be executed at the NAV based on the time of subscription, even if an alternate NAV has been determined prior to acceptance of the subscription. If the current NAV is below the price based on the time of subscription, please clarify whether investors will have an opportunity to withdraw their subscription and obtain shares at the lower price. If not, please disclose the dilutive impact this would have on those shareholders.
Will I have the opportunity to redeem my common shares?, page 7

6. We note that shareholders requesting redemption will be responsible for any third-party costs. Please revise to quantify the third-party costs, or an estimated range of such costs, showing the effective redemption price after inclusion of such amounts if material.
         Additionally, please clarify if all third-party costs will be applied to everyone on an equal basis. In addition, explain how you will inform investors of the third-party costs applicable to a redemption request before expiration of the withdrawal period.
Management Compensation, page 16

7. With respect to your acquisition/origination expenses and management fee, in accordance with Item 4 of Industry Guide 5, please provide an estimate of the dollar amount of the management fee to be paid to your manager in the first fiscal year, assuming the maximum number of securities being registered are sold in this offering and targeted or maximum leverage.
 Benjamin S. Miller
Fundrise Income eREIT 2019, LLC
April 8, 2019
Page 3
Management
Experience of our Management Team, page 64

8. We note your disclosure that you have excluded 3 World Trade Center. Please clarify in your disclosure why you believe it is appropriate to exclude this building.
Conflicts of Interest, page 74

9. For entities that have a similar investment objective, please disclose the amount that these entities have available for investment, and, if these entities are still raising funds, the amount left that they may raise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Isaac Esquivel at (202) 551-3395 or Kristi Marrone at
(202) 551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Kim McManus at (202) 551-3215 with any other questions.



                                                               Sincerely,
FirstName LastNameBenjamin S. Miller
                                                               Division of
Corporation Finance
Comapany NameFundrise Income eREIT 2019, LLC
                                                               Office of Real
Estate and
April 8, 2019 Page 3                                           Commodities
FirstName LastName